UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 5, 2012

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated September 5, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: September 5, 2012

	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES

PRICING OF FOLLOW-ON OFFERING

Hamilton, Bermuda, September 5, 2012—Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has priced its follow-on public offering of 4,600,000 common units, which represent limited partner interests, at $38.43 per unit. Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 690,000 common units. The Partnership intends to use the net offering proceeds for general Partnership purposes, which may include funding potential future new building deliveries or vessel acquisitions. Pending the use of the proceeds, the Partnership intends to repay a portion of its outstanding debt under two of its revolving credit facilities.

Teekay LNG is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of 27 LNG carriers, five LPG carriers, ten Suezmax class crude oil tankers and one Handymax product tanker. The Partnership’s interests in these vessels range from 33 to 100 percent.

Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.

The joint book running managers for this offering are UBS Investment Bank, Morgan Stanley, and Deutsche Bank Securities. The senior co-managers for this offering are Credit Suisse and J.P. Morgan. The junior co-managers for this offering are ABN AMRO, Credit Agricole CIB, and DNB Markets.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, email: prospectus@morganstanley.com; or Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901, Tel: 800-503-4611, email: prospectus.cpdg@db.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements regarding the proposed offering of common units and the use of proceeds from the proposed offering, involve risks and uncertainties that could cause the outcomes or results to be materially different.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

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